Exhibit 21

Whitney Information Network, Inc. and Subsidiaries

(Publicly Held)

COMPANY NAME	STATE OF INC

Whitney Information Network, Inc. (formerly WIN Systems International, Inc., formerly GIMMEL Enterprises, Inc.)	CO

Precision Software, Inc.	FL

Russ Whitney’s Wealth Education Center of Atlanta, GA, Inc.	WY

Russ Whitney’s Wealth Education Center of Jackson, MS, Inc.	WY

Russ Whitney’s Wealth Education Centers, Inc.	WY

Wealth Intelligence Network, Inc. (formerly Real Estate Link, Inc.)	FL

Whitney Canada, Inc.	Canada

Whitney Consulting Services, Inc. (formerly Financial Consulting Services, Inc.)	WY

Whitney Education Group, Inc. (formerly WIN Systems, Inc.)	FL

Whitney Internet Services, Inc.	WY

Whitney Leadership Group, Inc.	FL

Whitney Mortgage.com, Inc.	FL

Whitney UK Limited	UK

N123RF, Inc. (formerly Coral Air, Inc.) (owned by AHBA)	DE

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